December 14, 2018

Via Edgar:

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, DC 20549

Re:	GSRX Industries Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2018
Filed October 31, 2018
Response Dated November 19, 2018
File No. 333-141929

Dear Ms. Guobadia:

On behalf of GSRX Industries Inc. (the “Company”), please accept this letter as the Company’s response to the comments of the reviewing staff of the U.S. Securities and Exchange Commission (the “Staff”) in connection with the above-referenced submission as set forth in the comment letter dated as of December 3, 2018. For ease of reference, the Staff’s comments are repeated below, and are followed by the Company’s responses in italics.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies Inventory, page 10

1.	We reviewed your proposed disclosure in response to comment 2.Please disclose the basis of stating inventories in future filings.Refer to ASC 330-10-50-1 and paragraph 6(b) of Rule 5-02 of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comment. In future filings, the Company will include similar disclosure language as follows:

The Company’s inventory is comprised of the following items:

	As of September 30, 2018	As of December 31, 2017
Raw materials	$-	$-
Work-in-Progress	-	-
Finished goods	839,807	-
Total	$839,807	$-

Finished goods consists of cannabis, such as flower, and cannabis-related products and accessories, such as packaged goods, edibles, creams, oils, pipes, bowls and cartridges. Inventory is computed using the first-in-first-out (FIFO) cost method and is stated at the lower of cost or market. Inventory is written down for any obsolescence or when the net realizable value of inventory is less than the carrying value. For the three and nine months ended September 30, 2018, the Company did not record write-downs related to inventory in cost of sales.

Please do not hesitate to contact the undersigned if you have any questions or comments. Thank you.

Very truly yours,

/s/ Thomas Gingerich
Thomas Gingerich
Chief Financial Officer

cc.	Darrin M. Ocasio, Esq.
Sichenzia Ross Ference LLP

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